                                                                    Exhibit 20.1


FOR IMMEDIATE RELEASE:

Contact: MEDIA RELATIONS                                    INVESTOR RELATIONS
         Karen Gobler             Terry May/Kristen Fahey   Lightbridge, Inc.
         Lightbridge, Inc.        The Weber Group           (781) 359-4790
         (781) 359-4705           (617) 441-4000 x230/241   www.lightbridge.com
         kgobler@lightbridge.com  tmay@webergroup.com
                                  kfahey@webergroup.com

  LIGHTBRIDGE, INC. REPORTS CHANGES IN ACCOUNTING FOR CORAL SYSTEMS ACQUISITION

BURLINGTON, MASS. -- FEBRUARY 24, 1999 -- Lightbridge, Inc. (Nasdaq: LTBG), today announced that it has changed the accounting for its acquisition of Coral Systems, Inc. (Coral) in November 1997. The restatement results in an increase in net income for the fourth quarter 1997 of approximately $11.6 million, or $0.76 per share. In the first through fourth quarter of 1998 the restatement results in a net income decrease of approximately $0.8 million, $0.4 million, $0.4 million and $7.8 million, respectively (or earnings per share decreases of approximately $0.06, $0.03, $0.02 and $0.48 per share, respectively). Lightbridge anticipates that the revised accounting will result in amortization expense of approximately $2.0 million in 1999 and $1.9 million in 2000, approximately equivalent to the effect its original accounting would have had. The restatement is expected to result in increased amortization expense of approximately $1.2 million and $1.0 million in 2001 and 2002, respectively.

Under the revised accounting, the value ascribed to the in-process research and development (IPR&D) acquired from Coral was reduced from $16.0 million to $4.0 million. The difference of $12.0 million was allocated to $5.4 million of existing technology and $4.1 million of goodwill, both of which will be amortized principally over a five-year period, as well as $2.5 million to the Coral workforce, which will be amortized over a three-year period. Total goodwill recorded at the acquisition was $10.7 million.

                                     -more-

LIGHTBRIDGE REPORTS CHANGES IN ACCOUNTING FOR CORAL ACQUISITION/ PAGE 2


Also, as part of the restatement, the Company as of December 31, 1998 wrote off approximately $7.4 million of intangible assets recorded in the revised acquisition accounting. The write off included approximately $2.6 million, based on the abandonment of its ChurnAlert-Registered Trademark- product, and an additional $4.8 million of goodwill, based on a determination that the restated net book value of this asset was impaired as of December 31, 1998. Under the Company's original accounting for the Coral acquisition, no impairment occurred because the intangible assets acquired from Coral had a significantly lower net book value as of December 31, 1998. The Company decided in December 1998 to cease development of ChurnAlert based on a lack of market receptiveness to the product and the Company's determination that its Churn Prophet-Registered Trademark- and Channel Wizard-Registered Trademark-products provide more marketable solutions to telecommunications carriers.

The change in accounting is the result of discussions between Lightbridge and the Securities and Exchange Commission (SEC) regarding the accounting for the Coral acquisition. Although the original accounting was done in accordance with established practices under generally accepted accounting principles and with the assistance of independent valuation experts (using valuation techniques widely accepted in practice), Lightbridge decided to restate its previously issued historical financial statements in light of the discussions with the SEC and the guidance the SEC issued in October 1998 as to acceptable methodologies for the allocation of purchase price related to acquisitions accounted for under the purchase method of accounting.

The matters discussed in the first paragraph of this press release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including
(i) continuing rapid change in the telecommunications industry that may affect both Lightbridge and its clients, (ii) uncertainties associated with Lightbridge's ability to develop new products and technologies, (iii) market acceptance of Lightbridge's new products and continuing demand for Lightbridge's products by telecommunications companies, (iv) the impact of competitive products and pricing on both Lightbridge and its clients and (v) changing economic conditions.

                                     -more-

LIGHTBRIDGE REPORTS CHANGES IN ACCOUNTING FOR CORAL ACQUISITION/ PAGE 3


ABOUT LIGHTBRIDGE
Lightbridge, Inc. (Nasdaq: LTBG), based in Burlington, Mass., is a leading provider of software-based services that help global telecommunications carriers quickly acquire customers and retain them over time. Lightbridge has leveraged its credit processing expertise into solutions that help carriers quickly and cost-effectively provide bundled services through new channels. Telesto-TM-, Lightbridge's network of integrated customer acquisition and retention solutions, provides best-in-class credit, fraud, churn, channel and market performance solutions to such clients as ALLTEL Communications, AT&T Wireless, BellSouth Mobility DCS, Omnipoint Communications and Sprint PCS. It is the only complete, workflow-enhanced system for customer interaction in the converged telecommunications marketplace. Additional information on the Company can be found on the Web at http://www.lightbridge.com.

                                      # # #

Churn Prophet, Channel Wizard and ChurnAlert are registered trademarks and Telesto, Lightbridge and the Lightbridge logo are trademarks of Lightbridge, Inc. All other trademarks are the properties of their respective owners.

Lightbridge, Inc.
Restated Unaudited Condensed Consolidated Statements of Operations
(In thousands)


                                           Quarter       Year      Quarter     Quarter     Quarter    Quarter       Year
                                            Ended       Ended       Ended       Ended       Ended      Ended       Ended
                                           12/31/97    12/31/97    3/31/98     6/30/98     9/30/98    12/31/98    12/31/98
                                           --------    --------    --------    --------    --------   --------    --------
Revenues:
  Transaction services                     $  8,130    $ 26,881    $  7,860    $  9,125    $ 10,682   $ 14,016    $ 41,684
  Software licensing and maintenance          3,724       6,332       4,111       3,410       2,499      1,907      11,927
  Consulting services                         1,408       7,336       1,332       2,610       2,423      3,376       9,741
                                           --------    --------    --------    --------    --------   --------    --------
    Total revenues                           13,262      40,549      13,303      15,145      15,604     19,299      63,352
                                           --------    --------    --------    --------    --------   --------    --------
Cost of revenues:
  Transaction services                        4,859      15,535       4,997       5,123       5,804      7,377      23,301
  Software licensing and maintenance          1,377       2,035       1,361       1,143       1,160        919       4,584
  Consulting services                           487       1,858         766       1,684       1,293      1,480       5,223
                                           --------    --------    --------    --------    --------   --------    --------
    Total cost of revenues                    6,723      19,428       7,124       7,950       8,257      9,776      33,108
                                           --------    --------    --------    --------    --------   --------    --------
Gross profit                                  6,539      21,121       6,179       7,195       7,347      9,523      30,244
                                           --------    --------    --------    --------    --------   --------    --------
Operating expenses:
  Development expenses                        1,858       6,072       2,292       2,429       2,328      2,547       9,596
  Sales and marketing expenses                2,187       6,041       1,956       1,715       1,610      1,575       6,857
  General and administrative expenses         2,009       5,228       2,798       3,159       2,640      2,875      11,472
  Intangible asset impairment                  --          --          --          --          --        7,385       7,385
  Purchased in-process research and
   development expense                        4,000       4,000        --          --          --         --          --
                                           --------    --------    --------    --------    --------   --------    --------
    Total operating expenses                 10,054      21,341       7,046       7,303       6,578     14,382      35,310
                                           --------    --------    --------    --------    --------   --------    --------
Income from operations                       (3,515)       (220)       (867)       (108)        769     (4,859)     (5,066)
Other income                                    176         949         202         221         118        141         682
                                           --------    --------    --------    --------    --------   --------    --------
Income (loss) before provision for taxes     (3,339)        729        (665)        113         887     (4,718)     (4,384)
Provision for income taxes                      417         892          57         272         623      1,561       2,513
                                           --------    --------    --------    --------    --------   --------    --------
Net income (loss)                          $ (3,756)   $   (163)   $   (722)   $   (159)   $    264   $ (6,279)   $ (6,897)
                                           --------    --------    --------    --------    --------   --------    --------
                                           --------    --------    --------    --------    --------   --------    --------

Basic earnings (loss) per share            $  (0.25)   $  (0.01)   $  (0.05)   $  (0.01)   $   0.02   $  (0.39)   $  (0.44)
                                           --------    --------    --------    --------    --------   --------    --------
                                           --------    --------    --------    --------    --------   --------    --------
Basic shares                                 15,268      14,802      15,707      15,798      15,861     15,965      15,834
                                           --------    --------    --------    --------    --------   --------    --------
                                           --------    --------    --------    --------    --------   --------    --------

Diluted earnings (loss) per share          $  (0.25)   $  (0.01)   $  (0.05)   $  (0.01)   $   0.02   $  (0.39)   $  (0.44)
                                           --------    --------    --------    --------    --------   --------    --------

Diluted shares                               15,268      14,802      15,707      15,798      17,309     15,965      15,834
                                           --------    --------    --------    --------    --------   --------    --------
                                           --------    --------    --------    --------    --------   --------    --------


Lightbridge, Inc.
Restated Unaudited Condensed Consolidated Balance Sheets
(In thousands)



                                                            12/31/97  3/31/98   6/30/98   9/30/98  12/31/98
                                                            -------   -------   -------   -------   -------
Cash and cash equivalents                                   $15,716   $12,762   $13,382   $12,582   $16,437
Accounts receivable, net                                     13,213    14,700    14,734    17,029    18,832
Other current assets                                          2,885     2,917     2,950     2,198     1,642
                                                            -------   -------   -------   -------   -------
  Total current assets                                       31,814    30,379    31,066    31,809    36,911
Property and equipment, net                                  11,763    11,792    11,459    13,476    13,454
Goodwill, net                                                10,383     9,849     9,312     8,775     2,146
Acquired intangible assets, net                               7,717     6,684     6,228     5,773     4,025
Other assets, net                                             1,888     1,866     2,529     1,500     1,285
                                                            -------   -------   -------   -------   -------
   Total assets                                             $63,565   $60,570   $60,594   $61,333   $57,821
                                                            -------   -------   -------   -------   -------
                                                            -------   -------   -------   -------   -------


Accounts payable and accrued liabilities                    $ 8,165   $ 5,230   $ 5,744   $ 5,591   $10,062
Short-term borrowing and current portion of notes payable       805       805       805       729       653
Deferred revenue                                              1,658     2,140     1,949     2,010     1,460
                                                            -------   -------   -------   -------   -------
  Total current liabilities                                  10,628     8,175     8,498     8,330    12,175
Long-term liabilities                                         2,221     2,209     1,946     2,468     1,198
                                                            -------   -------   -------   -------   -------
    Total liabilities                                        12,849    10,384    10,444    10,798    13,373
Stockholders' equity                                         50,716    50,186    50,150    50,535    44,448
                                                            -------   -------   -------   -------   -------
    Total liabilities and stockholders' equity              $63,565   $60,570   $60,594   $61,333   $57,821
                                                            -------   -------   -------   -------   -------
                                                            -------   -------   -------   -------   -------

